Exhibit 23.2

                 Consent of Independent Auditors



The Board of Directors
Patriot Bank Corp.

     We consent to incorporation by reference in the Registration Statement on Form S-3 relating to the Patriot Bank Corp.'s Dividend Reinvestment and Stock Purchase Plan of Patriot Bank Corp. of our report dated January 19, 2001, relating to the consolidated balance sheets of Patriot Bank Corp. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 2000, which report appear in the December 31, 2000 annual report on Form 10-K of Patriot Bank Corp.

                              /s/KPMG LLP

Philadelphia, Pennsylvania
April 17, 2001